SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MERCARI COMMUNICATIONS GROUP, LTD.
(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

587572 30 6
(CUSIP Number)

Lawrence M. Underwood
5 Eagle Pointe Lane
Castle Pines, CO 80108
303 534 1119
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 21, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) 240.13d-1(g), check the following box. [   ]

     Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 587572 30 6	PAGE 2

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Lawrence M. Underwood

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] Not applicable.

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

7.	SOLE VOTING POWER
NUMBER OF	1,285,125

SHARES
8.	SHARED VOTING POWER
BY
EACH	0

9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	1,285,125

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 587572 30 6	PAGE 3

Item 1.    Security and Issuer.

This Schedule 13D relates to the common stock, $.00001 par value (“Common Stock”) of Mercari Communications Group, Ltd., a Colorado corporation (“Company”), with principal executive offices located at 1005 East Cobblestone Drive, Highlands Ranch, Colorado 80126.

Item 2. Identity and Background.

The person filing this schedule is Lawrence M. Underwood, an individual, whose residence address is 5 Eagle Pointe Lane, Castle Rock, CO 80108. Mr. Underwood is a citizen of the United States of America. During the past five years, Mr. Underwood has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Underwood is the sole general partner of Underwood Family Partners, Ltd., a Colorado limited partnership (“Partnership”). The principal office of the Partnership is located at 5 Eagle Pointe Lane, Castle Rock, CO 80108. The principal occupation of Mr. Underwood is performing business consulting services as the sole officer, director, and shareholder of LMU & Company, a Colorado corporation, whose principal business address is 1610 Wynkoop Street, Suite 100, Denver, CO 80202.

Item. 3. Source and Amount of Funds or Other Consideration.

On March 22, 2007, the Partnership received 1,000,000 shares of the Company’s Common Stock from the Company as payment in full of a $10,000 loan made by the Partnership to the Company on January 19, 2007. On March 22, 2007, the Partnership received a total of 285,125 shares of the Company’s Common Stock from the Company’s three directors, Messrs. Robert W. Marsik, Thomas A. Higgins, and Allan Bergenfield, as payment in full of a $17,500 loan made by the Partnership to such directors on January 19, 2007. The amounts loaned by the Partnership on January 19, 2007, to the Company and its directors were paid from the working capital of the Partnership. Copies of the promissory notes relating to the loans described herein are being filed as Exhibits 7.1 and 7.2 to this Schedule 13D.

Item 4. Purpose of Transaction.

On March 22, 2007, the Partnership acquired 1,285,125 shares of the Common Stock of the Company which represented about 41.9 % of the outstanding Common Stock of the Company on such date. In the Promissory Note which is being filed as Exhibit 7.2 to this Schedule 13D, Messrs. Marsik, Higgins, and Bergenfield agreed to remain as directors and officers of the Company until their successors have been duly appointed or elected. Mr. Underwood, as an indirect beneficial owner of 41.9 % of the outstanding Common Stock of the Company, intends to seek a position as a director and officer of the Company. If Mr. Underwood becomes a director and officer of the Company, he expects that Messrs. Marsik, Higgins, and Bergenfield will cease to be directors and officers of the Company. The Company has stated in its filings with the Securities and Exchange Commission that its business plan is to acquire an operating privately owned business through a merger or other transaction. If Mr. Underwood becomes a director and officer of the Company, he does not intend to change such business plan of the Company. Except as described above in this Item 4, Mr. Underwood has no current plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Company or of its subsidiaries;
(d)

any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board;

(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company’s business or corporate structure;
(g)	changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

SCHEDULE 13D

CUSIP No. 587572 30 6	PAGE 4

Item 5. Interest in Securities of the Issuer.

(a)

As of March 22, 2007, the Company had about 3,062,897 shares of Common Stock outstanding, of which Mr. Underwood beneficially owned 1,285,125 shares, representing about 41.9 % of the outstanding Common Stock of the Company.

(b)	Mr. Underwood has the sole power to vote and sole power to dispose of the 1,285,125 shares of Common Stock of the Company beneficially owned by him.
(c)

Except for the acquisition of the 1,285,125 shares of the Common Stock of the Company described in Item 3 of this Schedule 13D, Mr. Underwood has not engaged in any transactions in the Common Stock of the Company during the 60 days prior to March 22, 2007.

(d)

All 1,285,125 shares of Common Stock of the Company beneficially owned by Mr. Underwood are directly owned by the Partnership. Mr. Underwood is the sole general partner of the Partnership. Mr. Underwood does not directly own any shares of Common Stock of the Company. Except as otherwise disclosed herein, Mr. Underwood does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,285,125 shares of Common Stock of the Company beneficially owned by him.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None, except as described in elsewhere in this Schedule 13D and in the Exhibits hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Promissory Note dated January 19, 2007, between the Company and Underwood Family Partners, Ltd..

Exhibit 7.2	Promissory Note dated January 19, 2007, among Underwood Family Partners, Ltd. and Messrs. Marsik, Higgins, and Bergenfield.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 23, 2007

/s/ Lawrence M. Underwood

SCHEDULE 13D

EXHIBIT 7.1

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (“Act”) and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the company.

Promissory Note

$10,000	January 19, 2007

     Mercari Communications Group, Ltd., a Colorado corporation (“Company”) does hereby promise to pay to Underwood Family Partners, Ltd., a Colorado limited partnership (“Lender”), the amount of $10,000 (“Loan Amount”) to repay a loan made by Lender to Company on January 19, 2007 in accordance with the terms and conditions set forth in this Promissory Note (“Note”).

     As of January 19, 2007, the Company is delinquent in filing its Form 10 KSB Report with the Securities and Exchange Commission (“SEC”) for its fiscal year ended May 31, 2006; is delinquent in filing its Forms 10 QSB with the SEC for its fiscal quarters ended August 31, 2005, November 30, 2005, February 28, 2006, August 31, 2006, and November 30, 2006; and is delinquent in filing its federal and state corporate tax returns for its fiscal year ended May 31, 2006. Within four business days after the date of this Note, the Company will be required to file a Form 8-K with the SEC because the execution of this Note constitutes the entry by the Company into a material definitive agreement under Item 1.01 of Form 8-K. All of the filings described in this paragraph will be referred to in this Note as the “Company Filings.” The Company hereby agrees to use the Loan Amount to pay the legal, accounting, and other expenses of making the Company Filings and to pay any amounts which are or become due to the Company’s stock transfer agent prior to the date that this Note becomes due and payable as provided in this Note. The Company agrees to deposit the Loan Amount into the trust account of Alan W. Peryam, LLC, the Company’s legal counsel, to be disbursed by such counsel at the direction of the Company to pay such costs and expenses. The Company agrees to use its best efforts to file all of the Company Filings as soon as possible; provided, however, no assurance is, or can be, given by the Company that all of such Company Filings can be accomplished. The Lender agrees that if it is impossible for the Company to make all of the Company Filings; this Note will never become due and payable.

     The Company agrees to provide written notice to the Lender via email at lmuco@msn.com on the date that all of the Company Filings have been filed (“Notice Date”). The Loan Amount shall become due and payable to the Lender on the second business day after the Notice Date (“Due Date”). The Loan Amount shall be repaid by the Company to the Lender on the Due Date with a stock certificate issued in the Lender’s name representing 1,000,000 shares of newly issued $.00001 par value common stock of the Company (“Lender’s Shares”). The Lender understands that if the Lender’s Shares are issued and delivered to the Lender on the Due Date, such shares will not have been registered under the Securities Act of 1933 (“Act”) by reason of a specific exemption from such registration provisions, such shares will be “restricted securities” under the Act, and such shares will be required to be held by the Lender indefinitely unless registered or exempt from registration. The Lender agrees that it is an “Accredited Investor” as such term is defined in Rule 501(a) under the Act and is acquiring this Note and will acquire the Lender’s Shares for investment and not for purposes of distribution. The certificate representing the Lender’s shares will bear an appropriate restrictive legend. The Lender agrees that it will have no direct or indirect rights with respect to the Lender’s Shares unless and until such shares are delivered to the Lender on the Due Date. The Company agrees not to issue any addition shares of its capital stock between the date of this Note and the Due Date. The Company agrees that its Board of Directors has duly authorized the issuance of this Promissory Note to the Lender.

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     In any action at law or in equity to enforce any of the provisions or rights under this Note, the unsuccessful party in such litigation as determined by the court in a final judgment or decree shall pay the successful party all costs, expenses, and reasonable attorney fees incurred by the successful party (including all costs, fees, and expenses of any appeals), and such amounts due to the successful party shall become part of the final judgment in such action at law or in equity.

     It is the intent of the parties to this Note that the laws of the State of Colorado shall govern all matters relating to this Note. If any provision of this Note, or the application of this Note to any circumstance, is found to be unenforceable, invalid, or illegal, such provision shall be deemed deleted from this Note or not applicable to such circumstance, as the case may be, and the remainder of this Note shall not be affected or impaired thereby.

     The Company hereby waives all notices, demands, and presentments for payment; all notices of default, nonpayment, protest and dishonor; and diligence in taking any action to collect payment hereunder.

     The Company is executing and delivering this Note, and Lender is accepting this Note, as of the date set forth above:

Mercari Communications Group, Ltd.

By: /s/ Robert W. Marsik
      Robert W. Marsik, President

Underwood Family Partners, Ltd.

By: /s/ L. Michael Underwood
      L. Michael Underwood,
      General Partner

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SCHEDULE 13D

EXHIBIT 7.2

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (“Act”) and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the company.

Promissory Note

$35,000	January 19, 2007

     Underwood Family Partners, Ltd., a Colorado limited partnership, and Kanouff, LLC, a Colorado limited liability company, (collectively referred to herein as the “Lender” unless the context indicates otherwise), on January 19, 2007, made a cash loan in the total amount of $35,000 (“Loan Amount”) to Thomas A. Higgins, the Chairman of the Board of Directors of Mercari Communications Group, Ltd., a Colorado corporation (“Company”), Robert W. Marsik, the President, Secretary, and a Director of the Company, and Allan Bergenfield, a Director of the Company. Messrs. Higgins, Marsik, and Bergenfield will be collectively referred to herein as the “Maker” unless the context otherwise indicates. The Maker does hereby promise to pay to Lender $35,000 under the terms and conditions set forth in this Promissory Note (“Note”).

     As of January 19, 2007, the Company is delinquent in filing its Form 10 KSB Report with the Securities and Exchange Commission (“SEC”) for its fiscal year ended May 31, 2006; is delinquent in filing its Forms 10 QSB with the SEC for its fiscal quarters ended August 31, 2005, November 30, 2005, February 28, 2006, August 31, 2006, and November 30, 2006; and is delinquent in filing its federal and state corporate tax returns for its fiscal year ended May 31, 2006. Within four business days after the date of this Note, the Company will be required to file a Form 8-K with the SEC because the Company is borrowing $20,000 in separate loan transactions with the Lender, which constitute the entry by the Company into material definitive agreements under Item 1.01 of Form 8-K. All of the filings described in this paragraph will be referred to in this Note as the “Company Filings.” Each Maker agrees to cause the Company to use the amounts borrowed by the Company from the Lender under such agreements to pay the legal, accounting, and other expenses of making the Company Filings and to pay any amounts which are or become due to the Company’s stock transfer agent prior to the date that this Note becomes due and payable as provided in this Note. Each Maker agrees to use its best efforts to cause the Company to file all of the Company Filings as soon as possible; provided, however, no assurance is, or can be, given by the Maker that all of such Company Filings can be accomplished. The Lender agrees that if it is impossible for the Company to make all of the Company Filings; this Note will never become due and payable.

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     The Maker agrees to provide written notice to the Lender via email at lmuco@msn.com and jpk@jpkanouff.com on the date that all of the Company Filings have been filed (“Notice Date”). The Loan Amount shall become due and payable to the Lender on the second business day after the Notice Date (“Due Date”). The Loan Amount shall be repaid by the Maker to the Lender on the Due Date with two stock certificates each representing 280,000 shares of the $.00001 par value common stock of the Company (“Lender’s Shares”). On the date of this Note, Messrs. Higgins, Marsik, and Bergenfield collectively own 860,250 shares of common stock of the Company. The Lender’s Shares will be transferred out of such 860,000 shares; and, after this Note is paid in full, Messrs. Higgins, Marsik, and Bergenfield will own a total of 300,250 shares of the Company. Each Lender understands that if the Lender’s Shares are delivered to the such Lender on the Due Date, such shares will not have been registered under the Securities Act of 1933 (“Act”) by reason of a specific exemption from such registration provisions, such shares will be “restricted securities” under the Act, and such shares will be required to be held by such Lender indefinitely unless registered or exempt from registration. Each Lender agrees that it is an “Accredited Investor” as such term is defined in Rule 501(a) under the Act and is acquiring this Note and will acquire the Lender’s Shares for investment and not for purposes of distribution. The certificates representing the Lender’s shares will bear an appropriate restrictive legend. Each Lender agrees that it will have no direct or indirect rights with respect to the Lender’s Shares unless and until such shares are delivered to the Lender on the Due Date. Each Maker agrees to cause the Company not to issue any addition shares of its capital stock between the date of this Note and the Due Date.

     Each Maker agrees to remain in his current position as a officer and director of the Company until the Due Date and until his successor as an officer or director of the Company has been duly appointed or elected.

     Each Maker agrees that upon the occurrence of the Due Date, such Maker shall automatically be deemed to release the Company from any and all debts, claims, actions, causes of action, demands, rights, agreements, promises, liabilities, losses, damages, costs and expenses, of every nature, character, description, and amount, either known or unknown, without limitation or exception, whether based upon theories of contract, breach of contract, breach of the covenant of good faith and fair dealing, tort, violation of statute, ordinance, or any other theory of liability or declaration of rights whatsoever, which such Maker has against the Company, whether asserted or not, arising directly or indirectly from or based upon any cause, event, transaction, act, omission, occurrence, condition or matter, of any kind or nature whatsoever, which arose or occurred prior to the Due Date. Such released claims shall include, but not be limited to, all loans and advances made by each such Maker to the Company, and all interest thereon.

     In any action at law or in equity to enforce any of the provisions or rights under this Note, the unsuccessful party in such litigation as determined by the court in a final judgment or decree shall pay the successful party all costs, expenses, and reasonable attorney fees incurred by the successful party (including all costs, fees, and expenses of any appeals), and such amounts due to the successful party shall become part of the final judgment in such action at law or in equity.

     It is the intent of the parties to this Note that the laws of the State of Colorado shall govern all matters relating to this Note. If any provision of this Note, or the application of this Note to any circumstance, is found to be unenforceable, invalid, or illegal, such provision shall be deemed deleted from this Note or not applicable to such circumstance, as the case may be, and the remainder of this Note shall not be affected or impaired thereby.

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     The Maker hereby waives all notices, demands, and presentments for payment; all notices of default, nonpayment, protest and dishonor; and diligence in taking any action to collect payment hereunder.

     Each Maker is executing and delivering this Note, and each Lender is accepting, this Note as of the date set forth above:

/s/ Thomas A. Higgins	Underwood Family Partners, Ltd.
Thomas A. Higgins, Maker

By: /s/ L. Michael Underwood
L. Michael Underwood,
/s/ Robert W. Marsik	General Partner
Robert W. Marsik, Maker

Kanouff, LLC

/s/ Allan Bergenfield	By: /s/ John P. Kanouff
Allan Bergenfield, Maker	John P. Kanouff, Member

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